STOLL KEENON OGDEN PLLC

300 West Vine St., Suite 2100

Lexington, Kentucky  40507

(859) 231-3000

Facsimile:  (859) 253-1093

April 21, 2015

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC  20549

Attn:  Jessica Livingston

RE:                           Pre-Effective Amendment No. 1 to Registration Statement on Form S-3

Community Bank Shares of Indiana, Inc.

Ladies and Gentlemen:

On behalf of our client, Community Bank Shares of Indiana, Inc. (“Community”), we transmit herewith Community’s Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-3 (File No. 333-202928) (the “Registration Statement”).  We have reviewed your letter to Paul Chrisco, Chief Financial Officer of Community, dated April 2, 2015.  Community’s response to your comment is set forth below.  For convenience, your comment has been inserted in italics and Community’s response is in unitalicized text.

The Selling Shareholders

II. Selling Shareholders who are Directors or Affiliates of Directors of the Company or of Your Community Bank, page 17

1.              We note the statement in the last paragraph of this section that five selling shareholders “may be deemed” to be affiliates of a broker-dealer. Please revise to disclose for each such selling shareholder whether at the time of the purchase of the securities to be resold, the shareholder purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. As to each selling shareholder for whom this representation and disclosure cannot be made, revise to identify such selling shareholder as an underwriter.

The requested disclosure has been made through the addition of two additional sentences to the last paragraph on page 17.

Please contact David Smith (859-231-3062) or Sarah Mills (859-231-3979) with any questions respecting the Amendment or foregoing responses.

Respectfully submitted,
STOLL KEENON OGDEN PLLC

		By:	/s/ Sarah K. Mills
Sarah K. Mills

cc:	Paul A. Chrisco
J. David Smith, Jr.